EXHIBIT 12.1
GB HOLDINGS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,

	2004		2003		2002		2001		2000 (1)

	(In thousands)
Income (loss) before income taxes	$(11,836)		$(16,755)		$(6,537)		$(1,779)		$19,034
Fixed charges as defined	11,863		13,593		13,810		13,562		3,865
Amortization of capitalized interest	353		303		237		—		—

Earnings (loss) as defined	$380		$(2,859)		$7,510		$11,783		$22,899

Fixed charges:
Interest expense	$9,903		$12,026		$11,640		$11,279		$3,499
Interest capitalized	86		300		766		1,207		—
Amortized capitalized expenses related to indebtedness	1,212		555		555		174		10
Estimated interest within rental expense	662		712		849		902		356

Fixed charges as defined	$11,863		$13,593		$13,810		$13,562		$3,865

Ratio of earnings (loss) to fixed charges	0.0	x	(0.2	)x	0.5	x	0.9	x	5.9	x

Deficiency of less than one-to-one ratio	$11,483		$16,452		$6,300		$1,779		$—

(1)	Income before income taxes includes $14,795 of gain on pre-petition debt discharge and is presented for combined full year 2000.